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                                                      Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-38068

                                 SUPPLEMENT TO
                        APPLIED DIGITAL SOLUTIONS, INC.
                        JOINT PROXY STATEMENT/PROSPECTUS

     This supplements the information contained in the joint proxy statement/prospectus dated June 27, 2000 relating to the pending merger between Applied Digital Solutions, Inc. and Destron Fearing Corporation.

     The date for the special meeting of shareholders of Applied Digital that was originally scheduled for August 8, 2000, and subsequently rescheduled for August 25, 2000, is again being rescheduled. The special meeting will be held on September 2, 2000 at 2:00 p.m., local time, at the Brazilian Court Hotel, 301 Australian Avenue, Palm Beach, Florida 33480.

     As disclosed in the joint proxy statement/prospectus, Applied Digital shareholders were being asked to amend Applied Digital's second restated articles of incorporation to increase the number of authorized shares of capital stock from 85,000,000 to 250,000,000 with 245,000,000 of such shares designated as Applied Digital common stock in order to effectuate the merger. The merger was conditioned on shareholders of Applied Digital approving such proposal to amend the articles of incorporation. This condition has been waived. As of the record date, Applied Digital had a sufficient number of shares of common stock authorized to complete the merger. Applied Digital shareholders are still being asked to approve this proposal, however, the additional shares will be used for general corporate purposes, rather than in connection with the merger.

     The additional shares of capital stock to be authorized would be available to Applied Digital for stock dividends and/or stock splits should the board of directors decide that it would be desirable, in light of market conditions then prevailing, to broaden the ownership of, and to enhance the market for, the shares of Applied Digital capital stock. Additional shares of the capital stock would also provide needed flexibility for future financial and capital requirements so that proper advantage could be taken of propitious market conditions and possible business acquisitions. The additional shares would be available for issuance for these and other purposes, subject to the laws of the state of Missouri and the rules of the Nasdaq National Market, at the discretion of the Applied Digital board of directors without, in most cases, the delays and expenses attendant to obtaining further shareholder approval. To the extent required by Missouri law, shareholder approval will be solicited in the event shares of stock are to be issued in connection with a merger. Applied Digital has no current plans to issue any of the additional shares of capital stock to be authorized under the proposed amendment to the articles of incorporation. Although the Applied Digital board of directors does not deem the proposed amendment to its articles of incorporation to be an anti-takeover proposal, the ability to issue additional shares of capital stock could also be used to discourage hostile takeover attempts of Applied Digital. The additional shares could be privately placed, thereby diluting the stock ownership of persons seeking to obtain control of Applied Digital.

                                     * * *

     The boards of directors continue to believe that this merger is fair to and in the best interests of the shareholders of Destron and Applied Digital.

     If you have already delivered a properly executed proxy and do not wish to change your vote, there is no need to take any additional action. We have enclosed another proxy which may be used if you wish to change your vote or, if a proxy has not previously been returned, to vote for the first time. You have the right to revoke your proxy any time prior to voting at the meeting.

     This supplement to the joint proxy statement/prospectus is first being mailed to Destron and Applied Digital shareholders on or about August 17, 2000.

              This prospectus supplement is dated August 17, 2000